SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2010

Commission File Number 0-28800

_____

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2010, incorporated by reference herein:

Exhibit

99.1   Release dated April 23, 2010, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2010".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 23, 2010   By: /s/ Themba Gwebu
                                        Name: Themba Gwebu
                                        Title: Company Secretary




DRD**GOLD** ▶
L I M I T E D

Report to shareholders for the quarter and nine months
ended 31 March 2010

(Incorporated in the Republic of South Africa)
• Registration No.1895/000926/06
• JSE share code: DRD
• ISIN: ZAE 000058723 Issuer code:DUSM
• NASDAQ trading symbol:DROOY ("DRDGOLD" or "the company")







GROUP RESULTS

KEY FEATURES FOR THE QUARTER
- Gold production up 4%
- Cash operating unit cost in Rands down 1%
- Operating profit up 11% to R96.9 million
- Blyvoor provisional judicial management order lifted

REVIEW OF OPERATIONS		Quarter	Quarter	%	Quarter	9 months to	9 months to
Group		Mar 2010	Dec 2009	Change*	Mar 2009	31 Mar 2010	31 Mar 2009
Gold production	oz	62 404	59 866	4	58 997	179 562	189 915
	kg	1 941	1 862	4	1 835	5 585	5 907
Gold production sold	oz	62 404	59 866	4	58 997	182 134	189 915
	kg	1 941	1 862	4	1 835	5 665	5 907
Cash operating costs	US$ per oz	913	925	1	653	935	691
	ZAR per kg	221 400	223 653	1	211 666	229 261	205 149
Gold price received	US$ per oz	1 113	1 106	1	915	1 057	850
	ZAR per kg	269 980	268 302	1	292 369	259 278	252 235
Capital expenditure	US$ million	4.2	4.2	–	6.4	16.6	24.7
	ZAR million	31.3	30.9	(1)	65.8	126.4	227.8

* quarter-on-quarter

STOCK

Issued capital:
381 012 491 ordinary no par value shares
5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed:
400 756 741

Stock traded	JSE	NASDAQ*
Average daily volume for the quarter ('000)	758	2 610
% of issued stock traded (annualised)	52	179
Price • High	R 5.71	$0.790
• Low	R 3.60	$0.461
• Close	R 3.74	$0.489

This data represents per share data and not ADS data – one ADS reflects ten ordinary shares

Overview

Dear shareholder

Safety, health and environment

One fatality, at Blyvooruitzicht Gold Mining Company Limited ("Blyvoor"), was recorded during the quarter. Mr Respeito Mandangalane Manhica, a rock driller, died in a conveyance incident when he fell down the sub-shaft at No 5 Shaft while entering the man-cage to return to surface at the end of his shift. We extend our deepest condolences to his family, colleagues and friends. At the time of his death, Blyvoor had recorded 1 945 029 fatality-free shifts, or 16 fatality-free months.

In respect of its Dressing Station Injury Frequency Rate, Blyvoor reported an improvement for the quarter, but deteriorations in respect of both its Reportable Injury Frequency Rate and Disabling Injury Frequency Rate; Crown Gold Recoveries (Pty) Limited ("Crown") reported encouraging improvements in respect of all safety parameters, and East Rand Proprietary Mines Limited ("ERPM") had an almost 'clear run' for the quarter, reporting just one dressing station injury.

As a general observation, across the Group, safety audits and hazard assessments are yielding good results. We expect to launch the group-wide Behaviour-based Safety Initiative, together with the Mine Occupational Safety and Health Early Morning Examination campaign, during June 2010.

A total of R7.9 million was spent on environmental rehabilitation at Group operations during the quarter.

Production

Total gold production was 4% higher at 62 404oz due to continued recovery at Blyvoor's underground operations and the on-going production build-up at Ergo, about which more is reported later in this overview. Total surface gold production was 6% lower at 40 992oz, due to lower production at Crown and ERPM, and comprised 66% of the quarter's total gold production.

Financial

Total revenue for the quarter was 5% higher at R524.0 million, a consequence mainly of higher gold production. The average Rand gold price received increased by just 1% to R269 980/kg. Total cash operating unit costs were 1% lower at R221 400/kg, reflecting higher gold production, and cash operating profit rose by 11% to R96.9 million. Net profit was 92% higher at R12.3 million.

Blyvoor's provisional judicial management order lifted

Subsequent to the end of the quarter under review, we reported that our application to the High Court for the lifting of the provisional judicial management order in respect of Blyvoor had been granted. The quarter-on-quarter operating and financial improvement at Blyvoor is amply reflected in the mine's operating and financial results for the quarter under review.

Detailed operational review

Blyvoor

Total gold production rose by 15% to 28 743oz, reflecting a 31% increase in underground gold production to 21 412oz. Gold production from surface sources was 16% lower at 7 331oz.

Increased underground gold production resulted from a 21% rise in underground throughput to 166 000t and an 8% rise in underground yield to 4.01g/t. Higher throughput and yield reflected continuing recovery from the negative impact of seismic damage to high-grade working places underground during May 2009.

Lower surface gold production was a consequence of a 13% decline in yield to 0.33g/t, reflecting recovery of increasing volumes of lower-grade material from the No 4 Dam. Surface throughput was virtually unchanged at 701 000t.

Total cash operating unit costs were 7% lower at R235 841/kg, due both to higher total gold production and the lower total cost of labour resulting from restructuring in the first quarter. Underground cash operating unit costs were 18% lower at R281 818/kg reflecting higher gold production, while surface cash operating unit costs rose by 27% to R101 539/kg due to lower gold production.

Cash operating profit increased by 146% to R31.0 million due to higher total gold production.

Capital expenditure was unchanged at R17.4 million, reflecting continued strict management of costs during the judicial management process.

At the Way Ahead Project, additional production crews are to be deployed in the coming months. This is expected to deliver both increased volume and improved grade – a necessary offset against the Eskom increases which take effect this month.

Crown

Gold production was 5% lower at 18 422oz due to a 6% decline in throughput to 1 312 000t. Lower throughput resulted from reclamation site clean-ups drawing to a close; heavy rainfall; and pipeline realignments associated with the upgrading of municipal and other infrastructure. Yield was 2% higher at 0.44g/t.

Lower gold production resulted in a 3% increase in cash operating unit costs to R210 503/kg and a 12% decline in cash operating profit to R33.9 million.

Capital expenditure, unchanged at R3.4 million, was directed primarily towards continuing maintenance of the Nasrec tailings deposition site.

ERPM

An 11% drop in throughput to 344 000t, due primarily to pipe column failures during March, resulted in an 8% decline in gold production to 5 466oz. Yield was 2% higher at 0.49g/t.

Cash operating unit costs were 11% higher at R183 606/kg and cash operating profit was 21% lower at R14.6 million due to lower gold production.

Ergo

Gold production increased by 3% to 9 773oz, reflecting an 11% improvement in yield to 0.10g/t. Throughput rose by 1% to 3 150 000t.

Cash operating unit costs were 1% lower at R220 609/kg and cash operating profit was 11% higher at R14.8 million, a consequence of higher gold production.

With Phase 1 capital infrastructure development drawing to a close, capital expenditure dropped by 35% to R6.6 million.

Progress towards the Phase 1 volume target of 1.2Mtpm and the head grade target of 0.32g/t continues. Completion of the commissioning of the second feeder pipeline from the Elsburg Tailings Complex ("ETC") to the Brakpan plant brings this well within reach, increasingly replacing material from the second-generation L29 dump.

The pilot plant built to help decide the optimal blend of ETC and L29 material continued to operate and proved useful during the quarter.

Exploration and prospecting

In Zimbabwe, the Leny claims – where initial exploration work by DRDGOLD's Zimbabwean partner, Chizim Investments, on two veins in 2009 showed grades varying from five to 25g/t – have been prioritised for further exploration. Camden Geoserve has been contracted to conduct an initial, 28-week programme that will include updating the sampling base of the known veins; geophysical exploration using induced polarisation; and selective trenching and drilling. Limited mining will take place during the exploration phase, with any gold recovered helping to offset costs. Gravity extraction will be used, without milling or reagents.

Corporate activity

Subsequent to the end of the quarter, we reported that:

a) we would not conclude the transaction with Aurora Empowerment Systems ("Aurora"), in terms of which Aurora would acquire 60% of Blyvoor and

b) Competition Commission approval had been received for our acquisition of Mintails Limited's 50% of Ergo Mining (Pty) Limited, allowing us to assume full ownership of Ergo.

We extended to Aurora a period of exclusivity until the end of April 2010 to make an alternative offer in respect of Blyvoor during which time we will not consider any alternative offers for Blyvoor without first offering it to Aurora on similar terms.

Looking ahead

Now that we have acquired full ownership of Ergo is a major step for us in terms of our shift towards gold recovery from surface retreatment, and provides the platform for fully exploring and exploiting synergies between Crown and Ergo.

It is very satisfying to reflect on Blyvoor's efforts over the four months between December and March, and on the continuing production build-up at Ergo. Achieving a full restoration of Blyvoor's underground recovery grades and developing the Ergo-Crown synergies are our main priorities for the months to come.

Niël Pretorius
Chief Executive Officer
23 April 2010

The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009.

STATEMENT OF COMPREHENSIVE INCOME	Quarter Mar 2010 Rm Unaudited	Quarter Dec 2009 Rm Unaudited	Quarter Mar 2009 Rm Unaudited	9 months to 31 Mar 2010 Rm Unaudited	9 months to 31 Mar 2009 Rm Unaudited
Gold and silver revenue	524.0	499.6	536.5	1 468.8	1 490.0
Net operating costs	(427.1)	(412.2)	(406.6)	(1 288.7)	(1 208.6)
Cash operating costs	(429.7)	(416.5)	(388.4)	(1 280.4)	(1 211.8)
Movement in gold in process	2.6	4.3	(18.2)	(8.3)	3.2
Operating profit	96.9	87.4	129.9	180.1	281.4
Depreciation	(45.2)	(45.2)	(23.5)	(133.1)	(57.6)
Movement in provision for environmental rehabilitation	(14.6)	0.1	7.8	(22.9)	(13.3)
Retrenchment costs	(0.3)	(18.1)	1.8	(19.6)	(33.5)
Gross profit from operating activities	36.8	24.2	116.0	4.5	177.0
Impairments	–	–	(3.3)	–	(55.7)
Administration expenses and general costs	(34.1)	(24.2)	(37.4)	(104.6)	(81.8)
Share-based payments	(1.2)	(1.6)	(2.0)	(3.5)	(6.2)
Financial liabilities measured at amortised cost	–	–	5.7	–	52.8
Profit/(loss) on sale of assets and investments	11.1	0.5	(0.3)	12.8	8.3
Finance income	5.5	6.1	20.6	20.0	79.2
Finance expenses and unwinding of provisions	(0.5)	(4.9)	(4.3)	(8.5)	(10.1)
Profit/(loss) before taxation	17.6	0.1	95.0	(79.3)	163.5
Income tax	(8.2)	(7.7)	(25.2)	(22.7)	(49.4)
Deferred tax	2.9	14.0	(26.3)	57.4	(46.0)
Net profit/(loss) for the period	12.3	6.4	43.5	(44.6)	68.1
Attributable to:					
Equity owners of the parent	9.9	5.4	34.1	(33.1)	91.9
Non-controlling interest	2.4	1.0	9.4	(11.5)	(23.8)
	12.3	6.4	43.5	(44.6)	68.1
Other comprehensive income					
Foreign exchange translation	–	0.1	1.1	0.3	(10.6)
Total comprehensive income for the period	12.3	6.5	44.6	(44.3)	57.5
Attributable to:					
Equity owners of the parent	9.9	5.5	35.2	(32.8)	81.3
Non-controlling interest	2.4	1.0	9.4	(11.5)	(23.8)
	12.3	6.5	44.6	(44.3)	57.5
Reconciliation of headline earnings/(loss)					
Net profit/(loss)	9.9	5.4	34.1	(33.1)	91.9
Adjusted for:					
- Impairments	–	–	3.3	–	55.7
- (Profit)/loss on sale of assets and investments	(11.1)	(0.5)	0.3	(12.8)	(8.3)
- Non-controlling share of headline earnings adjustment	2.8	0.5	(0.1)	3.3	(11.1)
Headline earnings/(loss)	1.6	5.4	37.6	(42.6)	128.2
Headline earnings/(loss) per share – cents	0.4	1.4	10.0	(11.2)	34.0
Basic earnings/(loss) per share – cents	2.6	1.4	9.0	(8.7)	24.4
Diluted headline earnings/(loss) per share – cents	0.4	1.4	10.0	(11.2)	34.0
Diluted basic earnings/(loss) per share – cents	2.6	1.4	9.0	(8.7)	24.4
Calculated on the weighted average number of ordinary shares issued:	380 987 431	380 448 068	376 884 611	379 810 206	376 684 531

STATEMENT OF FINANCIAL POSITION	As at	As at	As at
	31 Mar 2010	31 Dec 2009	31 Mar 2009
	Rm	Rm	Rm
	Unaudited	Unaudited	Audited
Assets			
Property, plant and equipment	1 730.7	1 744.7	932.8
Non-current investments and other assets	43.0	43.0	65.4
Environmental rehabilitation trust funds	141.4	138.2	125.6
Deferred tax asset	200.3	200.5	35.6
Current assets	464.3	401.9	989.9
Inventories	98.0	98.4	80.6
Trade and other receivables	150.0	125.7	348.6
Cash and cash equivalents	201.3	162.8	545.7
Assets classified as held for sale	15.0	15.0	15.0
Total assets	2 579.7	2 528.3	2 149.3
Equity and liabilities			
Equity	1 539.7	1 525.9	1 335.7
Equity of the owners of the parent	1 448.7	1 437.3	1 298.3
Non-controlling interest	91.0	88.6	37.4
Loans and borrowings	65.1	65.1	88.2
Post-retirement and other employee benefits	43.4	46.3	24.7
Provision for environmental rehabilitation	440.4	426.5	401.1
Deferred tax liability	172.4	175.5	–
Current liabilities	318.7	289.0	299.6
Trade and other payables	268.7	289.0	292.8
Loans and borrowings	50.0	–	6.8
Total equity and liabilities	2 579.7	2 528.3	2 149.3

STATEMENT OF CHANGES IN EQUITY	Quarter	Quarter	Quarter	9 months to	9 months to
	Mar 2010	Dec 2009	Mar 2009	31 Mar 2010	31 Mar 2009
	Rm	Rm	Rm	Rm	Rm
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Balance at the beginning of the period	1 525.9	1 502.5	1 285.4	1 584.0	1 305.5
Share capital issued	0.3	15.3	3.7	15.5	4.1
- for acquisition finance and cash	–	15.5	–	15.5	–
- for share options exercised	0.2	0.5	4.1	1.1	4.5
- for costs	0.1	(0.7)	(0.4)	(1.1)	(0.4)
Increase in share-based payment reserve	1.2	1.6	2.0	3.5	6.2
Net profit/(loss) attributed to owners of the parent	9.9	5.4	34.1	(33.1)	91.9
Net profit/(loss) attributed to non-controlling interest	2.4	1.0	9.4	(11.5)	(23.8)
Dividends declared	–	–	–	(19.0)	(37.6)
Other comprehensive income	–	0.1	1.1	0.3	(10.6)
Balance as at the end of the period	1 539.7	1 525.9	1 335.7	1 539.7	1 335.7

STATEMENT OF CASH FLOWS	Quarter	Quarter	Quarter	9 months to	9 months to
	Mar 2010	Dec 2009	Mar 2009	31 Mar 2010	31 Mar 2009
	Rm	Rm	Rm	Rm	Rm
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net cash in/(out)flow from operations	8.3	(7.2)	114.1	(100.5)	168.9
Net cash outflow from investing activities	(20.2)	(30.9)	(88.0)	(115.3)	(216.0)
Net cash in/(out)flow from financing activities	50.1	(33.0)	(89.7)	63.0	(241.8)
Increase/(decrease) in cash and cash equivalents	38.2	(71.1)	(63.6)	(152.8)	(288.9)
Translation adjustment	0.3	(0.4)	0.3	0.5	(11.5)
Opening cash and cash equivalents	162.8	234.3	609.0	353.6	846.1
Closing cash and cash equivalents	201.3	162.8	545.7	201.3	545.7
Reconciliation of net cash in/(out)flow from operations					
Profit/(loss) before taxation	17.6	0.1	95.0	(79.3)	163.5
Adjusted for:					
Movement in gold in process	(2.6)	(4.3)	18.2	8.3	(3.2)
Depreciation and impairment	45.2	45.2	26.8	133.1	113.3
Movement in provision for environmental rehabilitation	14.6	(0.1)	(7.8)	22.9	13.3
Share-based payments	1.2	1.6	2.0	3.5	6.2
Profit on financial liabilities measured at amortised costs	–	–	(5.7)	–	(52.8)
(Profit)/loss on sale of assets and investments	(11.1)	(0.5)	0.3	(12.8)	(8.3)
Finance expense and unwinding of provisions	0.4	3.1	3.2	6.0	6.6

STATEMENT OF CASH FLOWS	Quarter	Quarter	Quarter	9 months to	9 months to
	Mar 2010	Dec 2009	Mar 2009	31 Mar 2010	31 Mar 2009
	Rm	Rm	Rm	Rm	Rm
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Growth in Environmental Trust Funds	(2.4)	(2.3)	(3.3)	(7.1)	(10.1)
Other non-cash items	(4.8)	0.5	8.3	0.7	4.2
Taxation paid	–	(12.1)	(1.8)	(12.1)	(26.7)
Working capital changes	(49.8)	(38.4)	(21.1)	(163.7)	(37.1)
Net cash in/(out)flow from operations	8.3	(7.2)	114.1	(100.5)	168.9

KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

Metric			Blyvoor	Crown	ERPM	Ergo*	Total Operations
Ore milled (t'000)	Underground	Mar 2010 Qtr	166	–	–	–	166
		Dec 2009 Qtr	137	–	–	–	137
		Mar 2010 Ytd	448	–	–	–	448
	Surface	Mar 2010 Qtr	701	1 312	344	3 150	5 507
		Dec 2009 Qtr	702	1 393	386	3 124	5 605
		Mar 2010 Ytd	2 213	4 145	1 217	8 598	16 173
	Total	Mar 2010 Qtr	867	1 312	344	3 150	5 673
		Dec 2009 Qtr	839	1 393	386	3 124	5 742
		Mar 2010 Ytd	2 661	4 145	1 217	8 598	16 621
Yield (g/t)	Underground	Mar 2010 Qtr	4.01	–	–	–	4.01
		Dec 2009 Qtr	3.72	–	–	–	3.72
		Mar 2010 Ytd	3.90	–	–	–	3.90
	Surface	Mar 2010 Qtr	0.33	0.44	0.49	0.10	0.23
		Dec 2009 Qtr	0.38	0.43	0.48	0.09	0.24
		Mar 2010 Ytd	0.33	0.43	0.47	0.09	0.24
	Total	Mar 2010 Qtr	1.03	0.44	0.49	0.10	0.34
		Dec 2009 Qtr	0.93	0.43	0.48	0.09	0.32
		Mar 2010 Ytd	0.93	0.43	0.47	0.09	0.34
Gold produced (kg)	Underground	Mar 2010 Qtr	666	–	–	–	666
		Dec 2009 Qtr	509	–	–	–	509
		Mar 2010 Ytd	1 748	–	–	–	1 748
	Surface	Mar 2010 Qtr	228	573	170	304	1 275
		Dec 2009 Qtr	270	605	184	294	1 353
		Mar 2010 Ytd	733	1 771	572	761	3 837
	Total	Mar 2010 Qtr	894	573	170	304	1 941
		Dec 2009 Qtr	779	605	184	294	1 862
		Mar 2010 Ytd	2 481	1 771	572	761	5 585
Cash operating costs (ZAR per kg)	Underground	Mar 2010 Qtr	281 818	–	–	–	281 818
		Dec 2009 Qtr	344 990	–	–	–	344 990
		Mar 2010 Ytd	321 275	–	–	–	321 275
	Surface	Mar 2010 Qtr	101 539	210 503	183 606	220 609	189 841
		Dec 2009 Qtr	79 807	203 519	165 957	223 224	178 005
		Mar 2010 Ytd	101 067	204 044	168 117	246 029	187 343
	Total	Mar 2010 Qtr	235 841	210 503	183 606	220 609	221 400
		Dec 2009 Qtr	253 078	203 519	165 957	223 224	223 653
		Mar 2010 Ytd	256 215	204 044	168 117	246 029	229 261
Cash operating costs (ZAR per tonne)	Underground	Mar 2010 Qtr	1 131	–	–	–	1 131
		Dec 2009 Qtr	1 282	–	–	–	1 282
		Mar 2010 Ytd	1 254	–	–	–	1 254
	Surface	Mar 2010 Qtr	33	92	91	21	44
		Dec 2009 Qtr	31	88	79	21	43
		Mar 2010 Ytd	33	87	79	22	44
	Total	Mar 2010 Qtr	243	92	91	21	76
		Dec 2009 Qtr	235	88	79	21	73
		Mar 2010 Ytd	239	87	79	22	77
Gold and silver revenue (ZAR million)		Mar 2010 Qtr	241.8	154.5	45.7	82.0	524.0
		Dec 2009 Qtr	209.7	161.7	49.1	79.1	499.6
		Mar 2010 Ytd	644.4	465.3	154.2	204.9	1 468.8
Cash operating profit (ZAR million)		Mar 2010 Qtr	31.0	33.9	14.6	14.8	94.3
		Dec 2009 Qtr	12.6	38.6	18.6	13.3	83.1
		Mar 2010 Ytd	8.8	103.9	58.2	17.5	188.4
Capital expenditure (ZAR million)		Mar 2010 Qtr	17.4	3.4	0.9	6.6	28.3
		Dec 2009 Qtr	17.5	3.4	–	10.1	31.0
		Mar 2010 Ytd	60.0	11.8	0.9	50.8	123.5

KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED) (CONTINUED)

Imperial			Blyvoor	Crown	ERPM	Ergo*	Total Operations
Gold produced (oz)	Underground	Mar 2010 Qtr	21 412	–	–	–	21 412
		Dec 2009 Qtr	16 365	–	–	–	16 365
		Mar 2010 Ytd	56 199	–	–	–	56 199
	Surface	Mar 2010 Qtr	7 331	18 422	5 466	9 773	40 992
		Dec 2009 Qtr	8 681	19 451	5 916	9 453	43 501
		Mar 2010 Ytd	23 568	56 938	18 391	24 466	123 363
	Total	Mar 2010 Qtr	28 743	18 422	5 466	9 773	62 404
		Dec 2009 Qtr	25 046	19 451	5 916	9 453	59 866
		Mar 2010 Ytd	79 767	56 938	18 391	24 466	179 562
Cash operating costs (US$ per oz)	Underground	Mar 2010 Qtr	1 163	–	–	–	1 163
		Dec 2009 Qtr	1 429	–	–	–	1 429
		Mar 2010 Ytd	1 310	–	–	–	1 310
	Surface	Mar 2010 Qtr	419	868	758	909	783
		Dec 2009 Qtr	332	840	686	919	735
		Mar 2010 Ytd	412	832	685	1 003	764
	Total	Mar 2010 Qtr	973	868	758	909	913
		Dec 2009 Qtr	1 049	840	686	919	925
		Mar 2010 Ytd	1 045	832	685	1 003	935
Gold and silver revenue (US$ million)		Mar 2010 Qtr	32.0	20.5	6.1	10.9	69.5
		Dec 2009 Qtr	27.8	21.5	6.5	10.4	66.2
		Mar 2010 Ytd	84.5	61.0	20.2	26.9	192.6
Cash operating profit (US$ million)		Mar 2010 Qtr	4.1	4.5	2.0	1.9	12.5
		Dec 2009 Qtr	1.5	5.1	2.4	1.8	10.8
		Mar 2010 Ytd	1.2	13.6	7.6	2.3	24.7
Capital expenditure (US$ million)		Mar 2010 Qtr	2.4	0.5	0.1	0.9	3.9
		Dec 2009 Qtr	2.3	0.5	-	1.4	4.2
		Mar 2010 Ytd	7.9	1.6	0.1	6.7	16.3

CASH OPERATING COSTS RECONCILIATION

R'000 unless otherwise stated		Blyvoor	Crown	ERPM	Ergo*	Total Operations
Total cash costs	Mar 2010 Qtr	204 910	125 366	47 554	67 580	445 410
	Dec 2009 Qtr	208 677	136 346	49 837	69 124	463 984
	Mar 2010 Ytd	652 072	390 907	166 557	198 875	1408 411
Movement in gold in process	Mar 2010 Qtr	(1 691)	2 045	(10)	2 238	2 582
	Dec 2009 Qtr	7 515	(1 754)	(132)	(1 303)	4 326
	Mar 2010 Ytd	2 873	(255)	(6 788)	(4 111)	(8 281)
Less: Production taxes, rehabilitation and other	Mar 2010 Qtr	(11 980)	2 389	11 397	2 591	4 397
	Dec 2009 Qtr	2 484	7 059	10 922	1 894	22 359
	Mar 2010 Ytd	(6 922)	16 079	45 784	6 775	61 716
Less: Retrenchment costs	Mar 2010 Qtr	25	–	302	–	327
	Dec 2009 Qtr	11 221	–	3 592	–	14 813
	Mar 2010 Ytd	11 693	–	3 894	–	15 587
Less: Corporate and general administration costs	Mar 2010 Qtr	4 332	4 404	4 632	162	13 530
	Dec 2009 Qtr	5 339	4 404	4 655	299	14 697
	Mar 2010 Ytd	14 504	13 211	13 928	761	42 404
Cash operating costs	Mar 2010 Qtr	210 842	120 618	31 213	67 065	429 738
	Dec 2009 Qtr	197 148	123 129	30 536	65 628	416 441
	Mar 2010 Ytd	635 670	361 362	96 163	187 228	1280 423
Gold produced – kg	Mar 2010 Qtr	894	573	170	304	1 941
	Dec 2009 Qtr	779	605	184	294	1 862
	Mar 2010 Ytd	2 481	1 771	572	761	5 585
Total cash operating costs – R/kg	Mar 2010 Qtr	235 841	210 503	183 606	220 609	221 400
	Dec 2009 Qtr	253 078	203 519	165 957	223 224	223 653
	Mar 2010 Ytd	256 215	204 044	168 117	246 029	229 261
Total cash operating costs – US$/oz	Mar 2010 Qtr	973	868	758	909	913
	Dec 2009 Qtr	1 049	840	686	919	925
	Mar 2010 Ytd	1 045	832	685	1 003	935

* Ergo represents DRDGOLD's 100% share in ErgoGold (the Elsburg Joint Venture) and 50% in the Ergo Joint Venture.

DIRECTORS (*British)(**American)

Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

Non-executive: J Turk**

Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume; EA Jeneker

Company secretary: TJ Gwebu

For further information, contact Niël Pretorius at:

Tel: +27 (0)11 219 8700
Fax: +27 (0)11 476 2637
Web   www.drdgold.co.za

4 Ebsco House • 299 Pendoring Avenue • Blackheath • Randburg • South Africa
PO Box 390 • Maraisburg 1700 • South Africa

Russell and Associates 3186/10